EX-99.B-77E

            WADDELL & REED ADVISORS MUNICIPAL HIGH INCOME FUND, INC.

SUB-ITEM 77E(a):  Legal Proceedings

     Myrtle Creek Oregon Building Authority (Issuer)
     $3,000,000 8.000% Myrtle Creek Golf Course Project
     Revenue Bonds due 06/01/21

     Filed in the U.S. District Court for the District of Oregon on 09/22/00
     Waddell & Reed Advisors Municipal High Income Fund, Inc.
     v. Dougherty & Company LLC and THK Associates, Inc.

     Plaintiff seeks damages against bond issuer and consultant for violation of Oregon securities law in connection with a municipal bond offering.